PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Extraordinary General Meeting of Shareholders (“EGMS”) which was held on Monday, July 14, 2008 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

a.

To approve the amendments to the Company’s Articles of Association.

b.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to apply for the approval and/or submit a report/notification with regard to the amendments of the Articles of Association of the Company to the Minister of Law and Human Rights and for such purposes to make an amendment and/or adjustment in whate v er form as needed and /or required by the Minist e r of Law and Human Rights in order to obtain approval and / or the receipt of the notification for the amendment s of the Company’s Articles of Association to register the amendments to the Company’s Articles of Association as approved by this EGMS, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary to have the deed restating the Company’s EGMS resolutions, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, July 16, 2008

PT INDOSAT Tbk

The Board of Directors